                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934*

                           Edge Petroleum Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                  279862 10 6
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                John E. Calaway
                           Edge Petroleum Corporation
                             1111 Bagby, Suite 2100
                              Houston, Texas 77002
                                 (713) 654-8960

    -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 8, 1998
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          John E. Calaway
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)  [ ]
                                                   (b)  [x]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [ ]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

United States of America
--------------------------------------------------------------------------------
Number of                (7)   Sole Voting Power          160,375 Shares
Shares Bene-                   _________________________________________________
ficially                 (8)   Shared Voting Power        398,548 Shares
Owned by                       _________________________________________________
Each Report-             (9)   Sole Dispositive Power     160,375 Shares
ing Person                     _________________________________________________
With                    (10)   Shared Dispositive Power   314,944 Shares
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          558,923 Shares
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                        [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
          7.2 %
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)    IN

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Calaway Oil and Gas Corporation
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)  [ ]
                                                   (b)  [x]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

                  Texas

--------------------------------------------------------------------------------
 Number of           (7)   Sole Voting Power                     -0-
Shares Bene-               _____________________________________________________
ficially             (8)   Shared Voting Power        398,548 Shares
Owned by                   _____________________________________________________
Each Report-         (9)   Sole Dispositive Power                -0-
ing Person                 _____________________________________________________
With                (10)   Shared Dispositive Power   314,944 Shares
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          398,548 Shares
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                        [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
          5.1 %
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)    CO

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Calaway Partners
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)   [ ]
                                                  (b)   [x]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

                  Texas
-------------------------------------------------------------------------------
 Number of           (7)   Sole Voting Power          -0-
Shares Bene-               ____________________________________________________
ficially             (8)   Shared Voting Power        -0-
Owned by                   ____________________________________________________
Each Report-         (9)   Sole Dispositive Power     -0-
ing Person                 ____________________________________________________
With                (10)   Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

               -0-
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                        [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                -0-
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)    PN

CUSIP No. 279862 10 6
--------------------------------------------------------------------------------
     (1)  Name of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Nell G. Calaway
--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)   [ ]
                                                  (b)   [x]
--------------------------------------------------------------------------------
     (3)  SEC Use Only
--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO
--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [ ]
--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------

 Number of               (7)   Sole Voting Power                    -0-
Shares Bene-                   _________________________________________________
ficially                 (8)   Shared Voting Power                  -0-
Owned by                       _________________________________________________
Each Report-             (9)   Sole Dispositive Power     83,604 Shares
ing Person                     _________________________________________________
With                    (10)   Shared Dispositive Power             -0-
--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          83,604 Shares
--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                        [ ]
--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
          1.1 %
--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)    IN

AMENDMENT NO. 3 TO SCHEDULE 13D

          John E. Calaway ("Mr. Calaway"), Nell G. Calaway ("Ms. Calaway"), Calaway Oil and Gas Corporation, a Texas corporation ("COGC"), and Calaway Partners, a Texas general partnership ("CP" and collectively with Mr. Calaway, Ms. Calaway and COGC, the "Calaway Parties"), hereby amends and supplements their statement on Schedule 13D as originally filed by the Calaway Parties on March 13, 1997 and amended by Amendment No. 1 dated July 31, 1997 and Amendment No. 2 dated September 10, 1997 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Original Statement is hereby amended and supplemented as follows:

          SEPTEMBER 1997 COGC TRANSACTIONS. In accordance with the disclosure made on September 11, 1997 in Amendment No. 2 to this Schedule, COGC sold 35,000 shares of Common Stock effective September 10, 1997, and COGC sold 15,000 shares of Common Stock effective September 11, 1997.

          CP TRANSACTIONS. The descriptions below relate to shares sold by CP, a general partnership, at the direction of Ms. Calaway, a general partner of CP. The proceeds from such sales are for the benefit of Ms Calaway. Mr. Calaway, a general partner of CP did not direct the disposition of these shares and will not receive any proceeds from the sale thereof.

          October 1997 CP Transactions. Effective October 14, 1997, CP sold 1,500 shares of Common Stock. Effective October 17, 1997, CP sold 18,500 shares of Common Stock.

          May 1998 CP Transactions. Effective May 5, 1998, CP sold 3,000 shares of Common Stock. Effective May 6, 1998, CP sold 2,000 shares of Common Stock. Effective May 8, 1998, CP sold 5,000 shares of Common Stock. Effective May 11, 1998, CP sold 3,000 shares of Common Stock.

          Following all actions described in this Item, COGC and CP held directly 314,944 and 83,604 shares of Common Stock, respectively.

          OTHER. CP expects that it may dispose of up to an additional 40,000 shares in the open market in the near future. Each of the Calaway Parties may also seek to take any other action described in the Original Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Original Statement is hereby amended and supplemented as
follows:     Effective September 10, 1997, COGC sold 35,000 shares of Common
Stock. Effective September 11, 1997, COGC sold 15,000 shares of Common Stock. Effective October 14, 1997, CP sold 1,500 shares of Common Stock. Effective October 17, 1997, CP sold 18,500 shares of Common Stock. Effective May 5, 1998, CP sold 3,000 shares of Common Stock at $13.50 per share by open market sale effected on the Nasdaq National Market. Effective May 6, 1998, CP sold 2,000 shares of Common Stock at $13.50 per share by open market sale effected on the Nasdaq National Market. Effective May 8, 1998, CP sold 5,000 shares of Common Stock at $13.25 per share by open market sale effected on the Nasdaq National Market. Effective May 11, 1998, CP sold 3,000 shares of Common Stock at $13.375 per share by open market sale effected on the Nasdaq National Market.

          As of May 8, 1998, Mr. Calaway beneficially owned an aggregate of 558,923 shares of Common Stock (approximately 7.2% of the 7,760,869 shares outstanding, determined by reference to the approximately 7,760,869 shares of Common Stock the Company reported outstanding in its most recently filed Annual Report on Form 10-K). Such beneficial ownership also includes 26,729 shares underlying stock options (as described below). Mr. Calaway and COGC disclaim beneficial ownership of the shares of Common Stock held by CP, and Ms. Calaway disclaims beneficial ownership of the shares of Common Stock held by CP, COGC and Mr. Calaway, and nothing herein shall be deemed an admission that a group exists.

          As described in the Original Statement, the Company on March 3, 1997 granted options for 133,645 shares of Common Stock to Mr. Calaway pursuant to the Company's Incentive Plan. Such options are exercisable in cumulative annual increments of one-fifth of the total number of shares of Common Stock subject thereto, beginning on the anniversary date of grant, at a purchase price of $16.50 per share and expire ten years from the date of their issuance. Mr. Calaway will be deemed the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares. As of May 8, 1998, Mr. Calaway may be deemed to be the beneficial owner of 26,729 of such shares.

          Except as set forth in this Amendment, to the best of each of the Calaway Parties' knowledge, none of the Calaway Parties have effected any transaction in Common Stock during the past sixty days.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  May 11, 1998.


                              By:/s/ John E. Calaway
                                 ----------------------------------
                                 John E. Calaway


                              CALAWAY OIL AND GAS CORPORATION



                              By:/s/ John E. Calaway
                                 ----------------------------------
                                 John E. Calaway
                                 President and Secretary


                              CALAWAY PARTNERS, by CALAWAY OIL AND
                                 GAS CORPORATION, its general partner



                              By:/s/ John E. Calaway
                                 ----------------------------------
                                 John E. Calaway
                                 President and Secretary



                              By:/s/ Nell G. Calaway
                                 ----------------------------------
                                 Nell G. Calaway